July 11, 2008

Securities and Exchange Commission

Division of Corporation Finance

Attn: Jennifer Fugario

100 F Street N.E.

Washington DC 20549

Re:

Wizzard Software Corporation, a Colorado corporation (the “Company”)

Securities and Exchange Commission comment letter, dated June 13, 2008, regarding Form 10-K for the fiscal year ended December 31, 2007

Commission File No. 000-33381

Dear Ms. Fugario:

In response to your letter of June 13, 2008, we have provided our response to your comments as detailed below.  Pursuant to your request, we are filing these proposed changes in draft form, rather than in an amendment to our Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company Overview, page 15

1.

We note that the discussion in the company overview is exclusively focused on

Ms. Jennifer Fugario

June 23, 2008

the company’s successes during the year.  While it is important to discuss specific achievements on company performance, it also useful to include a discussion addressing challenges and risks associated with your business such as those presented by known material trends and uncertainties.  This helps to deliver to your readers a balance view of the underlying dynamics of the business.  Please refer to SEC Release 33-8350.

We have modified our company overview to included challenges; known material trends and uncertainties to deliver a balanced view of the business.  A draft of the revised disclosure is attached as Exhibit A.

2.

We note that you provide lengthy disclosures describing various statistics, celebrity signings, and business milestones.  However, you do not appear to provide any context that would allow readers to understand how these items factored into your historical results or the expected future impact.  We note that you appear to expend significant effort discussing statistics that measure in the hundreds of millions and signings of celebrities known worldwide, yet you have not provided discussion as to the impact on your revenue.  For example you disclose that you handled 3.58 million requests for downloads on a typical day in October.  However, you do not disclose how much revenue was earned from those downloads.  It appears to us that you dedicate the majority of your disclosure to highlighting such statistics and signings that bear little relationship to the $5 million of revenue recognized during 2007.  While such information can be useful to readers and can indicate the wide exposure potential of podcasting, it appears that you should significantly revise your disclosures to provide the following:

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Provide detailed descriptions of each statistic.  These descriptions should include a definition, how the information was gathered, and how readers should interpret each;

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Link the statistics to your historical results.  This can be accomplished by providing corresponding revenue amounts to show your progress in monetizing the exposure;

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If the statistics are provided primarily to show the potential exposure and current monetization rates are negligible (this appears to be the case for several statistics provided), clearly indicate this and provide management’s expectations regarding monetization over the short and long-term.  This discussion should also explain how the company expects to achieve such monetization;

Ms. Jennifer Fugario

June 23, 2008

•

Provide a historical discussion of the statistics, managements efforts to monetize and the corresponding results;

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Provide the material terms of the celebrity agreements and explain what the contracts mean for the company in terms of current and future revenue.  Future expectations should be accompanied by the means by which the company expects to achieve results; and

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File any material agreements as required under Item 601 of Regulation S-K;

Using the overview provided in your 2007 Form 10-K, provide us with a draft of substantially revised disclosure incorporating the information requested above.  We may have further comments upon reviewing your proposed disclosure.

We have modified our company overview to provide the information as described above.  A draft of the revised disclosure is attached as Exhibit A.

Liquidity and Capital Resources, page 25

3.

It appears you have substantially relied on external financing to fund your operations in your prior three fiscal years.  Please tell us how you considered discussing you future cash requirement pursuant to Section IV.A of SEC Release 33-8350.  As part of your response, please tell us why you have not included a tabular disclosure of your contractual obligations pursuant to Item 303(a)(5) of Regulation S-K.

We have modified our disclosure to incorporate future cash requirements, and we’ve added a tabular disclosure of our contractual obligations. A draft of the revised disclosure is attached as Exhibit B.

Item 8. Financial Statements

Statement of Operations, page 32

4.

We note your software revenue included sales of custom and packaged software products as well as podcast hosting and advertising services.  Please explain to us how your presentation complies with Rule 5-03(b)(1) of Regulation S-X.

We did not break out the podcast hosting and advertising revenue as theses categories represents less than 10% of our total revenue.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 38

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June 23, 2008

5.

Please tell us the period over which you recognized revenues for telephone support related to your packaged products.  In addition, explain to us how you establish VOSE.

The Company is the reseller of speech engines and runtimes usage licenses for AT&T and IBM text to speech and speech to text software products. These products are almost exclusively used by software developers to integrate text to speech and speech to text into software products.  The Company does not independently offer telephone or email support for these products.  Based on our analysis of support given on these products, it has been limited to, on average, less than 2 emails a week and has been exclusively to assist on installation.  These emails are replied to using a standard script of instructions.  A majority of these emails occur within days of shipment.  The Company has concluded any deferral of revenue and cost is immaterial to the financial statements, thus revenue for the telephone (email) support related to our package product is recognized upon shipment of the software product.
The Company has concluded the deferral of any revenues that would be required under SOP 98-9 and 97-2 is immaterial and the cost of tracking such information far out weighs the benefit.   While the Company offers telephone support separately it has not sold any such support in the last three years.

Note 2. Acquisition, page 40

6.

Please explain to us how your current disclosures comply with paragraph 54(b) of SFAS 141.

The footnote was modified to incorporate the pro-forma for the prior year. A draft of the revised disclosure is attached as Exhibit C.

Note 5. Goodwill/Definite-Life Intangible Assets, page 43

7.

We note your reference to the external firm used to complete a fair value analysis of Webmayhem Inc. in conjunction with your annual goodwill impairment testing.  Please describe the nature and extent of this firms’ involvement in your decision-making process.  Generally, when you refer to an independent valuation specialist you need to disclose the name of the expert and, if your annual report is incorporated by reference into a Securities Act registration statement, include the expert’s consent. Refer to Rule 436(b) of Regulation C.

The external firm was utilized as a confirmation of our analysis.  The impairment analysis and decision was made by Management.  The footnote has been modified to remove the reference to an external firm. A draft of the revised disclosure is attached as Exhibit D.

Ms. Jennifer Fugario

June 23, 2008

Note 7. Capital Stock

Preferred Stock, page 45

8.

Please explain to us how you concluded that the conversion option embedded within your Series A Convertible Preferred Stock should not have been bifurcated from the host contract and accounted for separately as a derivative. Refer to the appropriate provisions of SFAS No. 133 and EITF 00-19, as appropriate, within your response.

Per SFAS No. 133 paragraph 7 states, “A payment provision specifies a fixed or determinable settlement to be made if the underlying behaves in a specified manner.”  The conversion option embedded with Series A Convertible Preferred stock is not based upon the behavior of the underlying and are within the control of the Company.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

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staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

Wizzard Software Corporation acknowledges that:

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the company is responsible for the adequacy and accuracy of the disclosure in the filings;

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staff comments or changes to disclosure in response to staff comments in the company's filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Jennifer Fugario

June 23, 2008

If you have any further comments or would like to discuss any of the responses above, please contact me at your convenience.

Sincerely,

/s/John Busshaus

John Busshaus

Chief Financial Officer


Ms. Jennifer Fugario

June 23, 2008

EXHIBIT A

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the information set forth under the caption entitled “Item 6. Selected Financial Data” and the consolidated financial statements and related notes included in this Form 10-K.  In addition, both our current and our planned operations are subject to risks which are set forth under the caption “Risk Factors,” Part I, Item 1.A. of this Report.

Company Overview

Our business, for the last ten years, has been focused around many aspects of the speech recognition technology industry.   We offer companies products, tools and services to incorporate speech technology into their products and services.  We also offer speech based products and services directly to consumers.  Below is a breakout of our entire business, from our most recent entry into podcasting where we expect most of our future growth to occur, to our legacy business of offering core speech engine tools for developers and speech technology solutions for the healthcare industry.  Currently, our healthcare operations make up $3,362,547 or 65% of our revenue, but we expect our podcasting business to become our largest revenue generator at some point in 2009 and provide the largest revenue growth in the future.    We believe this due to the size of our podcasting operations and the potential advertising inventory available for sale by Wizzard’s ad sales team.  The growth of our podcasting operations has grown more rapidly than initially expected and it is Management’s opinion that we are still in the early stages of growth for this industry as we are seeing quality content coming to the internet at a rapid pace and talking to advertisers which are showing growing interest in the medium.

GENERAL & ADMINISTRATIVE

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Wizzard Announced the Creation of Wizzard Media for its Podcasting Business 3/1/07

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 Wizzard Closes Acquisition of Large Podcast Hosting Company Liberated Syndication (Libsyn) 3/19/07

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Wizzard Completed Raise of $7,500,000 for its Podcasting Business 7/9/07

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Wizzard Filed Application for the American Stock Exchange 9/7/07

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Wizzard Announces Changes to Board of Directors to Comply With Amex Requirements 10/3/07

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Wizzard CEO Named "Best Value CEO" by Pittsburgh Business Times; Wizzard Ranked 1st in Revenue Growth and 5th in Stock Price Increase 10/17/07

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Wizzard CFO named Pittsburgh “CFO of the Year” by Pittsburgh Business Times 11/28/07

     Subsequent to 2007

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Wizzard Approved for Listing on the American Stock Exchange 1/31/08

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Wizzard Begins Trading on American Stock Exchange 2/7/08

WIZZARD MEDIA

Ms. Jennifer Fugario

June 23, 2008

Wizzard Software derives a portion of its revenue from its podcasting business (Wizzard Media).  Currently, revenues for Wizzard Media are generated in three distinct ways.

First is through podcast show publishing.  Publishers pay between $5 and $250 per month for various services and levels of accounts.  As of the end of 2007, revenue from publishing services was $58,000 per month, which was a 16% increase from March of 2007.  Publisher services revenue for 2007 was $849,000 and represented 59% of Wizzard Media revenue for 2007.

The second is by data transfer.  Larger publishers utilize our Libsyn PRO service where they have significantly enhanced services and they pay based on the bandwidth used in distributing their podcast shows.  As of the end of 2007, revenue from data transfer was $38,000 per month, which was a 51% increase from March of 2007.  Revenue from data transfer for 2007 was $285,000 and represented 30% of Wizzard Media revenue for 2007

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June 23, 2008

EXHIBIT A – (Continued)

The third way Wizzard Media generates revenues is through advertising and sponsor sales for the shows in its advertising network.  Not all shows that utilize our publishing services are in Wizzard’s advertising network. Revenue from advertising for 2007 was $105,000 and represented 11% of Wizzard Media revenue for 2007

While hosting and data transfer make up a large part of Wizzard Media’s revenues, Management believes that the greatest growth opportunity for its podcasting business is in advertising sales.  We believe this due to the size of our podcasting operations and the potential advertising inventory available for sale by Wizzard’s ad sales team.  The growth of our podcasting operations has grown more rapidly than initially expected and it is Management’s opinion that we are still in the early stages of growth for this industry as we are seeing quality content coming to the internet at a rapid pace and talking to advertisers which are showing growing interest in the medium.

Management uses an internal model of: Great Service = Publishers = Content = Distribution = Audiences = Downloads = Advertisers to focus our podcasting business.  On a simple level this refers to the fact that if Wizzard continues to offer the best podcast publishing service it will remain the leader, in terms of number of paying publishers using its service in the industry.  Growing the number of publishers directly correlates to growing revenues for our publishing platform.  Management believes that the greater the number of publishers using the Wizzard Media publishing platform, the greater the amount of quality content Wizzard will have for distribution purposes.  To continue the internal model, if you have a great deal of quality content, then the largest and most popular distribution points (iTunes, YouTube, etc) will want to carry your content and in many cases, will feature the content prominently.  As a result of placing the content in the largest distribution points on the internet and beyond, Wizzard Media’s publishers have access to the largest audiences.  With access to the largest audiences, if the content is interesting, it should result in a large number of downloads.  If a publisher is using our Libsyn PRO account, they pay on a data transfer rate which is based on the amount of bandwidth used for downloads.  The higher the download number, the greater the revenue for Wizzard.  Finally, it is Management’s opinion that where the audiences go, the advertisers go.  As advertisers seek to get their marketing message in front of the largest number of potential and current customers, they look for solutions that can provide this service to them for the best price and the highest level of reporting and return on their advertising investment.  By executing on this theory, Management believes it will generate revenues and profits at some point in 2009 in most part, due to advertising sales.

Using Management’s internal model of: Great Service = Publishers = Content = Distribution = Audiences = Downloads = Advertisers, we have broken out our podcasting business below to attempt to demonstrate our progress on all areas of our podcasting business:

Wizzard Media - Distribution

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Wizzard Media's download requests surpass 60 million in February, 2007

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Wizzard Media's download requests surpass 70 million in March, 2007

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Wizzard Media's download requests surpass 83 million in April, 2007

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Wizzard Media's download requests surpass 85 million in July, 2007

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Wizzard Media's download requests surpass 100 million in October, 2007

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Wizzard Media's download requests surpass 90 million in December, 2007*

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June 23, 2008

*December is historically lower due to the holidays.

In 2007, Wizzard Media surpassed download request forecasts of 850 million, 875 million and 900 million with a record breaking 1,000,000,000 (1.0 billion) download requests achieved, surpassing 450 million download requests for 2006 on a proforma basis.  Our network handled over 2.75 million requests for podcast episodes per day in 2007, a nearly 300% increase over the daily proforma average in 2006.  In October, the network handled 3.58M download requests per day for a total of over 15M hours of monthly programming.  Download requests are calculated by counting the number of shows requested for download by audience members.  Wizzard uses its proprietary Libsyn Estimated Statistics (LES) to calculate download requests received by its media servers from audience members all over the world.  Wizzard intends to generate profits by inserting advertisements in the shows in partnership with the show’s publishers.  Currently, the majority of these shows are distributed without advertising therefore, they currently represent limited revenue for Wizzard and the total download requests listed above are provided to give an understanding of the potential size of advertising inventory available

EXHIBIT A – (Continued)

for Wizzard’s advertising sales team.  These podcast shows are consumed by millions of people around the world creating what Management believes is a very compelling platform for advertisers.

In addition to our traditional means of distribution through iTunes and other podcast aggregators, in 2007 and early 2008 Wizzard Media launched multiple distribution channels including: Wizzard.tv, Veoh.com (Featured Channel), Apple TV (Featured Provider), iTunes (Featured Provider), Second Life, iPhone, Daily Motion (Featured Channel), Zune Marketplace, Sandra Carter Global (traditional TV), Media Rights America (cell phone) and Facebook.  Some of these partner channels were created solely to expand audience reach and some expand both audience reach and generate revenues for Wizzard and our content publishers.  Wizzard is in the process of entering into advertising deals with several of its distribution partners but expects third party ad sales to be minimal in 2008 as Wizzard posts content to the partner channels and builds audiences for the various shows.  Wizzard expects to receive 20% to 50% of ad revenues sold by third party channels

The top U.S. cities for podcast consumption included the largest cities in the U.S.

1.

New York

2.

San Francisco-Oakland-San Jose

3.

Los Angeles

4.

Washington DC (Hagerstown)

5.

Atlanta

6.

Philadelphia

7.

Chicago

8.

Seattle-Tacoma

9.

Boston MA-Manchester

10.

Houston

The above list was complied using Wizzard’s geographical targeting technology which uses zip codes and other means to determine where a show was distributed.  The list was compiled to show

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June 23, 2008

the top U.S. cities for podcast distribution from Wizzard Media’s servers due to requests from shareholders for more statistical data on the Company’s geographical distribution points.  Additionally, this information helps demonstrate to potential advertisers the reach of the Wizzard Media network so that they may consider Wizzard Media in their campaign planning.

The top 20 U.S. cities for podcast growth in 2007, with a minimum of 100,000 download requests per month, were:

1. Chattanooga 644.26%

2. Tampa-St. Petersburg (Sarasota) 380.76%

3. Kansas City 348.09%

4. Green Bay-Appleton 338.87%

5. Fresno-Visalia 172.62%

6. Toledo 105.69%

7. Houston 101.26%

8. Nashville 82.20%

9. Washington DC (Hagerstown) 72.72%

10. San Francisco-Oakland-San Jose 67.71%

11. Tulsa 67.11%

12. Albuquerque-Santa Fe 65.61%

13. Colorado Springs-Pueblo 63.61%

14. Rochester 57.62%

15. Paducah KY-Cape Girardeau MO-Harrisburg-Mount Vernon 46.68%

16. Norfolk-Portsmouth-Newport News 45.92%

17. New York 37.25%

18. Orlando-Daytona Beach-Melbourne 35.58%

19. Oklahoma City 30.63%

20. Milwaukee 30.53%

EXHIBIT A – (Continued)

The above list was complied using Wizzard’s geographical targeting technology which uses zip codes and other means to determine where a show was distributed.  The list was compiled to show the top U.S. cities for podcast distribution growth from Wizzard Media’s servers due to requests from shareholders for more statistical data on the Company’s geographical distribution points.  Additionally, this information helps demonstrate to potential advertisers the reach of the Wizzard Media network so that they may consider Wizzard Media in their campaign planning as the majority of advertisers we are targeting are interested in U.S. based audiences.

Wizzard Media - Advertising

In 2007, Wizzard executed on ten podcast advertising campaigns including our first six figure campaign.  In the fourth quarter of 2007 Wizzard's new technical advertising insertion system, able to handle the insertion of advertisements into audio and video podcasts with geographical targeting capabilities, was used successfully for several campaigns.  Using this new system, the Wizzard Media Network had the capabilities and available inventory to deliver over one hundred million (100,000,000) advertisements in December, 2007.  This was calculated using the formula * described below.  In order to increase the percentage of filled advertising inventory we must continue to execute on our advertising sales strategy, grow our ad sales force and create

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relationships with more advertising agencies and their clients.

Wizzard announced more than 10 million advertisement insertions were delivered across the network in the fourth quarter of 2007 as a result of multiple advertising campaigns, resulting in $104,608 of advertising revenue.  In the fourth quarter of 2007 alone, Wizzard was able to offer advertisers a catalog of more than 300 million Nielsen-certified ad opportunities using Wizzard’s unique dynamic ad insertion technology.  This demonstrates to advertisers the reach of the Wizzard Media network as most advertisers want to see the opportunity for large advertising campaigns.  Management believes that most advertisers prefer to deal with a few companies with large reach rather than many companies with smaller reach as it makes their advertising ‘buys’ and tracking easier to monitor.

Month                     Potential ad impressions

10/01/07                 118,789,270

11/01/07                 129,220,048

12/01/07                 137,212,313

* Formula: Nielsen certified downloads x 2.5 (to take into account pre-roll and post-roll position, and 50% of all downloads capable of handling 1 mid-roll ad).  While there can be no future pricing guarantees, the podcasting industry is currently charging, and plans to continue to charge, between $.02 and $.05 per downloaded ad.  In order to win new business, at times, our ad sales force will give first time discounts in the per download price.  The advertisements tend to be no longer than 15 to 30 seconds and several ads can be inserted in one twenty minute episode.

In 2007 Wizzard announced that the Company implemented Nielsen//NetRatings’ SiteCensus solution to certify publisher’s download data. Wizzard publicly calls the agreement a “landmark event” for its recently formed ad sales unit, Wizzard Media, which will now be able to use Nielsen//NetRatings data to verify the scope of audiences for participating podcasts. Management has repeatedly been told that advertisers want to see reputable, third-party measurement of podcast downloads.  Measurement via Nielsen//NetRatings’ SiteCensus addresses these concerns and Management believes it will have a very positive impact on our podcast advertising sales efforts.  While this agreement will not directly generate revenue for Wizzard, Management believes it lends credibility to Wizzard’s statistical reporting provided to advertisers during and at the end of campaigns.

In 2007, Wizzard Media developed and deployed a category based system for general podcast advertising sales and the Podcaster Relations Department is currently reaching out to podcast publishers to populate the categories.  Over 600 podcasters joined Wizzard’s fast-growing advertising network in 2007.  All of these podcasters have agreed to allow Wizzard Media’s ad sales team to represent them to agencies and media buyers to secure advertising opportunities.  Wizzard Media currently has 20 distinct ad categories with more than 450 shows available in those specific 20 categories.  As the number of publishers joining Wizzard’s Advertising Network grows, so does the available advertising inventory for Wizzard’s advertising sales team to sell.

EXHIBIT A – (Continued)

In 2007, Wizzard Media launched a Research Department to collect audience statistics and

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other important demographic data to assist Wizzard’s ad sales team in the data driven advertising sales industry.  Over 35,000 completed audience surveys have been collected to date (3/5/08).  Also in 2007, Wizzard detailed plans and staffed a back-office Advertising Operations Department to handle everything from proposal tracking to campaign execution.  To compliment the advertising operations department, Wizzard Media created and staffed a Podcaster Relations Department to work closely with the podcast publishers wanting to generate income through advertising.  A new advertising operations system was created to increase productivity between the various teams within the advertising department.  Both the Research Department and the Advertising Operations Department do not directly generate revenues for Wizzard but are critical components in the advertising sales process providing data to demonstrate audiences for individual and collective shows as well as reporting the status and results of an advertising campaign both ongoing and at its conclusion.

Subsequent to December 31, 2007, Wizzard Media signed a follow-up deal with its largest advertiser to date following the success of the initial campaign that was launched in November, 2007 with said advertiser, and completed in January, 2008.  Combined, the estimated revenue from said client will be approximately $222,000, collected by the fourth quarter of 2008.  The second deal signed in 2008 with the same advertiser calls for downloads with advertisements over the course of six months, and the advertiser would pay Wizzard Media $76K.   Management believes that there is no greater compliment from an advertiser than to come back for additional campaigns based on the success of the first one.  Both deals were negotiated by Campbell-Ewald, Detroit.

Wizzard Media - Content

Wizzard's podcast publishing service grew by over 563 new shows in the fourth quarter with 41,415 new episodes added across the network (fourth quarter is historically lower factoring in the holidays (700+ new shows and 43,000 new episodes in the third quarter, 2007, and 300+ new shows and 38,000 new episodes in the second quarter of 2007).  With the recently launched new iPod Touch, Apple TV, iPhone and the heavy adoption of online video, we expect podcasting to continue to grow at the same annual rate for some time to come.  An increase in shows helps Wizzard gain additional distribution for our publishers and correlates to larger downloads, greater audiences and increases our chances of landing advertisers for said shows.  With the increase in shows, monthly hosting revenue has increase 16% during 2007

Liberated Syndication (Libsyn) alone grew from 4,500 podcast producers to 7,338 producers in 2007.  Combined with our two other hosting services our total count of podcast producers is now close to 10,000 with over 400,000 episodes hosted.  An increase in publishers directly correlates to an increase in revenues for our publishing services which grew by 16% over the course of 2007.

Wizzard Media sponsored the 3rd Annual 2007 Podcast Awards at the 2007 Portable Media Expo.  Exclusive Wizzard advertising partner Keith and The Girl won People's Choice Podcast Award at the 2007 Podcast Awards while Firefly Talk won Best Produced Podcast at the 2007 Podcast Awards.  15 of the 22 winners at the 2007 Podcast Awards use a Wizzard hosting solution (Libsyn, Switchpod or Blast Podcast).  Out of the 220 podcast nominations spanning 22 different categories, 42% of the nominees for the 2007 Podcast Awards use a Wizzard service.  Management believes that by publicizing our high profile shows it lends credibility to our service and helps to attract new publishers, distribution outlets and advertisers.

Ms. Jennifer Fugario

June 23, 2008

In 2007, over 35 audio and video podcasts affiliated with Wizzard Media were recognized by iTunes as the “Best of 2007”.  Each of these podcasts are part of the Wizzard Media Network or have chosen one of Wizzard’s hosting partners (Libsyn, Switchpod or Blast Podcast) to provide their hosting services.

New podcasts recognized by iTunes and part of the Wizzard Media Network include:

Achievement Junkie , an inventive audio podcast dedicated to the Xbox 360; Game Theory - a compelling audio podcast by gaming experts; My Daily Phrase Italian, the ideal audio guide for learning Italian; and, iFanboy, a video podcast dedicated to comic books.  Each of these podcasts historically rank in the top 100 podcasts in their respective iTunes categories.

Ms. Jennifer Fugario

June 23, 2008

EXHIBIT A – (Continued)

Classic podcasts recognized by iTunes and part of the Wizzard Media Network include:

Award-winning comedy podcast, Keith and The Girl; Escape Pod, a popular sci-fi audiobook podcast which recently joined the Wizzard Media Network; cutting-edge video podcasts Joe Cartoon and Lynchland; and the ground-breaking video series and exclusive advertising publisher partner, Tiki Bar TV. These podcasts all historically rank in the top 50 podcasts in their particular iTunes categories.

Management believes that by publicizing our high profile shows it lends credibility to our service and helps to attract new publishers, distribution outlets and advertisers.

In the third quarter of 2007, Wizzard signed 27 time Grammy winner Quincy Jones, singer Hilary Duff and actress Rebekah Green to exclusive advertising and marketing partnerships in return for free hosting and distribution.  Additionally, Wizzard signed Learn Spanish - Survival Guide to an exclusive advertising partnership which surpassed 2.0M download requests only one year after launch.  Finally, Wizzard signed Tiki Bar TV and Keith and The Girl to exclusive advertising partnerships, two of the most watched podcasts in the world.  These partnerships not only provide Wizzard Media with the exclusive opportunity to bring advertisers for these shows, but also increases Wizzard Media’s profile in the industry and results in a strategic competitive move as well.  The Learn Spanish, TikiBarTV and Keith and The Girl agreements call for Wizzard to guarantee minimum payments to these three producers for six months.  Wizzard intends to recoup these payments through advertising sales in their shows.  There can be no guarantee that Wizzard will be able to secure advertisements for the shows.

In 2007, Wizzard Media signed Six Months Later, an original video podcast comedy series that follows the struggles of life, love and relationships in L.A. The show was created by festival veterans and Hollywood up-and-comers David Frigerio and Ryan Alosio, who also stars as the main character. Ian Ziering of Beverly Hills 90210 and Dancing with the Stars, and Kristy Swanson, the original Buffy in the cult classic, Buffy the Vampire Slayer, are co-stars.  Wizzard Media also signed Jack Palms II: This is Life, the world's first crime noir podcast novel and the second in the Jack Palms crime noir audiobook series. Hosted by author Seth Harwood, the series was originally only available as an audiobook, but will be released in print format on March 16, 2008 (Palm Sunday) by Breakneck Books. Harwood's next project, a collection of short stories called A Long Way from Disney, will also be distributed by Wizzard.

Wizzard Media signed Hot For Words, a video podcast that brings some heat into the origins of words. Hosted by a beautiful philologist named Marina, each 3-4 minute episode is created based on a word suggested by the viewers.  Launched on YouTube in February of 2007, Hot For Words is the first YouTube video series recruited by Wizzard Media to be made available as a podcast.  Another podcast joining Wizzard Media was PediaCast, a pediatric podcast for parents hosted by Dr. Mike, who answers questions from moms and dads around the world with easy-to-understand answers as well as a healthy dose of medical news and useful tips. Often a featured podcast in iTunes, PediaCast ranks in the top 50 Kids and Family podcasts.  Management believes that by publicizing our high profile shows it lends credibility to our service and helps to attract new publishers.  New publishers increase revenues minimally by paying for our podcast publishing services, and in some cases, our data transfer services.  Additionally, Wizzard increases inventory for our ad sales department which offers advertisers a broader and more diverse selection in terms

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June 23, 2008

of targeting their advertisements to a large and targeted demographic.  There can be no guarantee that Wizzard will be able to secure advertisements for any of its podcasting clients.

Wizzard Media – Personnel

•

Hired former Time Warner executive Jim Else as VP of Sales for advertising in podcasts.

•

Hired two independent sales representatives—New York, Direct Response.

•

Hired former MTV executive as an independent sales representative in Detroit.

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Hired several new software engineers.

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Retained Virtus Media Sales out of L.A. for West Coast Advertising sales development

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Hired Laurie Sims as General Manager for Wizzard Media

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Hired Rob Walch as VP of Podcaster Relations

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Hired Skip Fredericks as SVP of Content Development (subsequent to 12/31/07)

EXHIBIT A – (Continued)

In its ongoing effort to monetize podcasts, Wizzard Media has added several personnel in key positions including General Manager, Director of Advertising Operations, VP of Podcaster Relations, Copywriter and numerous software engineers.

In the third quarter of 2007, Wizzard Media retained Vanguard Media Associates for advertising sales in the Midwest.  John Moran recently left MTV Networks, where he was VP, National Advertising Sales and was responsible for the Detroit region.  Mr. Moran oversaw national ad sales for MTV, MTV2, MTVu, VH1, VH1 Classic, VH1 Soul and CMT. He led the sales team in the development, presentation and execution of fully integrated, multi-platform ad programs for clients including General Motors, Ford Motor Company, DaimlerChrysler and the U.S. Navy. He joined MTV Networks in 1997 as account manager, national ad sales and was promoted to director of national ad sales in 2000. He was elevated to his most recent position in 2004. Before joining MTV Networks, Moran spent ten years in radio where he worked for WLTI-FM, WRDQ-FM and WLLZ-FM in Detroit.

In the fourth quarter of 2007, Wizzard Media retained Virtus Media Sales to handle advertising sales on the West Coast with plans to tap into a wide range of brands including cutting-edge technology firms, popular energy drinks, hip clothiers, as well as Hollywood film and television studios, all of which management believes are ideal marketers for podcast advertising.

Subsequent to December 31, 2007, Wizzard retained Skip Fredricks as SVP of Content Development.  Fredricks has won 40 Telly Awards in addition to 2 Emmy nominations and brings with him over 200 hours of extreme sports content and a network of industry relationships.  Fredricks professionally produces live extreme sports content for distribution over a broad range of new media outlets including streaming web video, cell phones and podcasts. In addition to distribution of content, Fredricks brings exclusive distribution rights to over 60 national extreme sporting events, including The USA Surf & Turf Jet Ski Tour and the X-Fest Motocross Tour, and has secured a number of premier brands as sponsors for these events in previous years, including Panasonic, Coca-Cola, Red Bull, Ford and Chevrolet.

On December 6, 2007 Wizzard announced that Chris MacDonald, founder of the IndieFeed Network and Executive Vice President of Business Development and Operations for Libsyn PRO (Wizzard Media), and Rob Walch, founder of podCast411 and Vice President of Podcaster

Ms. Jennifer Fugario

June 23, 2008

Relations for Wizzard Media, were elected to the inaugural Board of the Association for Downloadable Media (ADM).  MacDonald was elected as the Chairman of the Executive Board. In this position, he will direct ADM’s efforts to facilitate the rapid expansion of downloadable media and encourage advertisers to follow the current, fast-growing consumption trends of online, portable and at-home audiences.  Walch was elected as the Committee Chair for Education & Outreach and will work to coordinate and drive the ADM’s efforts to spread the word about the benefits of podcasting and downloadable media to agencies and mainstream media

Wizzard Media - Press

In 2007, Wizzard Media retained the public relations firm of INK to secure press placements and work closely with Wizzard's advertising public relations firm, Braff Communications.  It is Management’s opinion that by securing press mentions it will raise Wizzard Media’s profile, lend credibility to our product offerings and attract new publishers and advertisers to our network.  As a result of their efforts combined along with internal efforts, Wizzard secured mentions in The Hollywood Reporter, Billboard Magazine, CNet, Business 2.0, Online Media Daily, Media Post, Podcasting News, Cynopsis Digital, Forbes (AP), CNN Money, Business Week Online, Pittsburgh Business Times, Pittsburgh Post Gazette, Ad Age, Red Herring, Inside Digital Media, Blogger and Podcaster Magazine, ReadWriteWeb.com, WebProNews, Follow the Media, Gartner Analyst, ABC.com, Florida Trend Magazine, Miami Herald, Chicago Tribune, Christian Science Monitor, Mashable.com, AOL Money, MSNBC, INC Magazine and Redherring.

Wizzard Media - Technology

In October, 2007, Wizzard's engineers completed the design and development of a new, highly targetable audio and video ad insertion technology.  This advertising insertion system is state of the art with the ability to insert advertisements as pre-roll, post roll as well as inside the podcast itself to deliver advertisements in the traditional TV and radio formats along with the ability to target specific cities, countries or regions around the world.  The stitching of the podcast files is a very complex task and Management believes this new advertising insertion system gives Wizzard Media advertising sales team a

EXHIBIT A – (Continued)

substantial competitive advantage.  Because this is one of many feature sets we offer, there isn’t a means to quantify the financial impact this will have in regards to revenue in the future.

In 2007, Wizzard's engineers produced a speech recognition platform for podcast transcription and advertising targeting.  Implementation into the entire Wizzard network will begin in the second quarter of 2008 along with the development of a front-end search engine for internal use.  This system was the driving factor in Wizzard's entree into the podcasting industry.  Using sophisticated speech recognition engines and complex algorithms, our team can now identify the most relevant podcasts and specific episodes for advertisers.  Having the ability to drill down into a huge amount of podcasts using keyword searches allows us to provide a highly targeted advertising opportunity for marketers.  Because this is one of many feature sets we offer, there isn’t a means to quantify the financial impact this will have in regards to revenue in the future.

In 2007, Wizzard Media's tech team completed and launched several new projects.  They include:

Ms. Jennifer Fugario

June 23, 2008

•

Launched a new podcasting discovery and destination website Wizzard.TV.  Traffic to site has grown consistently over the last several months.  This site is used as a “brochure” to demonstrate to advertisers and distribution partners the shows on the Wizzard Media Network.

•

Launched a new Wizzard Media Channel on iTunes that was selected as a Featured Content Provider for iTunes.  This expands Wizzard’s distribution points substantially.

•

Implemented a consolidated data delivery migration plan slated to save the Company up to 35% on monthly bandwidth charges.

•

Implemented several new database initiatives speeding up statistical delivery for both internal and external reporting providing high quality delivery statistics for our publishers.

•

Began development of a back end system to support advertising inventory management, podcast relations management and advertising proposal generation which should increase productivity to those departments.  The impact of these system enhancements on revenue is not anticipated to be realized until sometime during 2009

Wizzard Media Receiver was launched in beta form for both the iPhone and Facebook platforms in the third quarter of 2007.  This new software application allows individuals to receive their favorite podcasts while spending time on Facebook or using their iPhone.  This application has been tested throughout the U.S. as well as Europe and continues to show great results.  The launch of these applications grows distribution for the Wizzard Media Network and supports Wizzard's plan to allow audiences to access their favorite podcast shows where they want, when they want and how they want.  The increase distribution of the Wizzard Media Network is not anticipated to have an impact on revenue until sometime in 2009.

In 2007, Wizzard also announced the latest version of the LibsynPRO 2.0 enterprise publishing service was opened to a small group of beta users. LibsynPRO is a media publishing solution for podcast networks, media companies and other businesses that need to manage multiple podcast shows under a single account. The same extensive level of scalability and 99.99% reliability continue to be the main components of the LibsynPRO system and the recently enhanced features include: detailed statistics and time-sensitive reporting, a feature rich API for developers and an elegant and easy-to-operate interface for LibsynPRO’s advertising system.  Difficult tasks like content insertion can be handled quickly and easily, with the ability to schedule customized campaigns in real-time. Wizzard Media’s partnership with Nielsen//NetRatings extends into the LibsynPRO system to ensure accurate reporting for users, agencies and advertisers.  LibsynPRO takes all the best features of the Libsyn independent publishing system and presents enhanced elements to support the demands of big business. The latest version of LibsynPRO 2.0 incorporates Wizzard Media’s one-of-a-kind dynamic advertising insertion system, which will allow for sophisticated ad campaign management to be extended to Libsyn’s high-profile corporate clients. This latest development will simplify the once complicated task of ad insertion and ad removal, and also features the added capability of scheduling real-time customized ad campaigns during natural breaks in the content, providing advertisers with even more targetability of their potential consumer base.  The LibsynPRO system is stronger than ever, with many additional new components, including: detailed statistics and time-sensitive reporting that can be customized to fit the needs of any size company; built-in quality control processes, which allows users to effortlessly regulate administration access and publishing; and a new “Power” user level that offers support for the building of custom publishing applications through a rich API.

Ms. Jennifer Fugario

June 23, 2008

As Wizzard Media derives a portion of its revenues through data transfer from Libsyn PRO customers, launching a new feature rich version of the Libsyn PRO publishing platform leads Management to believe that it has a strong opportunity to

EXHIBIT A – (Continued)

grow the number of Libsyn PRO publishers and thereby revenues associated with its data transfer business.  Wizzard expects to benefit from increased revenue derived from Libsyn PRO publishers in the first quarter of 2009.

2. SPEECH TECHNOLOGY & SERVICES GROUP

Wizzard Software's legacy Speech Technology and Services Group sells and licenses speech programming tools, related speech products and services, and distributable speech engines in over 13 languages worldwide.  Wizzard receives the majority of its sales leads through arrangements with IBM and AT&T, as well as through our own internet marketing efforts on through Google, Yahoo and other major internet search engines.

In 2007, our T&S Group achieved a 3.1% increase in revenue over 2006.  For the fourth quarter of 2007, the T&S Group achieved 4.0% increase in revenue over the fourth quarter of 2006 and a 27% increase in revenue over the third quarter of 2007.  T&S Group continued to focus on our core Assistive Application and Medical Dictation markets and continued to add new customers in the ATM and Simulator categories throughout 2007.  Alert/broadcasting has continued to grow and additional inroads have been made with TTS in the deployment and development of dictionary and game applications.  Significant prototyping activity has been accomplished in the dictation services industry using speech recognition and the protocol supportive attributes of our TTS offerings have been enhanced to support customer requests for large IVR type applications.

Management believes a shift in customer demand is underway from the purchase of stand alone speech engines to a more hosted services type offering.  We believe we are well positioned to capture the growing demand for hosted speech solutions with our recently announced server based text to speech offerings as well as our server based speaker independent speech recognition products.  With the recent acquisition of three hosting systems we now have the internal expertise and network platform to begin offering hosted speech services.  We expect to launch these new hosted speech services in the first quarter of 2008.

The Speech Technology and Services Group's immediate focus is to increase revenue and be a preferred supplier for speech technologies to large businesses worldwide, emphasize great technologies, competitive prices, and high quality support to the speech development community and offer non-technical hosted speech conversion services to companies that have subscriber bases in fast growing market segments. There can be no guarantee that customers will be willing to pay Wizzard for these services.

3.   SPEECH GROUP - HEALTHCARE

Based in Casper, Wyoming and Billings, Montana, Interim Health Care of Wyoming has been serving its community for fifteen years and is part of the fast growing home health segment of the healthcare industry, providing a wide range of visiting nurse services to the elderly, wounded and

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June 23, 2008

sick. It is one of the 300 home health agencies that comprise Interim Health Care, the largest home healthcare franchise in the United States.  Wizzard derives the bulk of its revenues $3,338,600 in 2007 from its home healthcare operations.  As is the case within the medical industry, we continue to be faced with the challenge of identifying and retaining personnel with the required skill set for our home healthcare operations.   As a result, we have shifted functional responsibility to better utilize available and qualified personnel.  As an example, functions that were once completed by a Registered Nurse are now being performed by a Licensed Practicing Nurse, while maintaining all federal and state compliance requirements.

Both home care offices, Billings and Casper, have invested a great deal of time and effort into their respective conversions to the Interlink Software System. The process has been extremely labor intensive but has progressed to the point that it is operational in both offices.  This system integrates scheduling, physician orders, employee data, billing, and payroll functions: eliminating duplicate efforts in day to day operations.  Both offices have worked with Wizzard in tracking process for compliance with Sarbanes-Oxley requirements. .

Billings continues to see progressive growth in the utilization of its staffing services.  Internal operations have been given greater structure.  Employee hiring process and record keeping have been fine tuned.  Drug screening of employees upon hire and random quarterly screening have been implemented.  Home care client files have been restructured improving timely communication in the office and maintaining the access to information in the home.  Promotional activities are

EXHIBIT A – (Continued)

escalating as the offices experience stability in day to day operations and as we embark on a new business in Insurance Physicals.

Our home healthcare business continues to be a strong revenue generator for our Company as our country's population ages and new methods of patient data capture become critical components for delivering high quality, affordable healthcare services in a patient's home.  Although this has been a gradual process, we believe that we are building a solid business that will offer a complimentary package of new technology and traditional services.  We are currently expanding our territory within the state of Wyoming as a result of the state's willingness to increase Medicaid payments by up to 30%, and we expect insurance providers within the state to follow suit.  Recruiting and retaining nurses continues to be one of the biggest challenges for our home healthcare businesses and we plan to continue our aggressive marketing efforts to satisfy our customer's demands.

Branded with the name "Rex," the Talking Prescription Bottle allows end-users to "hear" medication instructions when reading a medication label is not practical or possible.  There are several billion prescriptions filled each year in the U.S. and pharmaceutical errors create billions of dollars of additional medical spending with the number one error being identified as labeling problems and education. Using unique microprocessor electronics and Wizzard's advanced text-to-speech offerings, pharmacists can automatically create a "talking" label while the traditional instruction label is being printed. At the push of a button, the prescription bottle talks to the patient, telling him or her the name of the medication, the dosage the patient should consume, the frequency of administration, refill instructions, warnings and other important information necessary to educate and help people take their prescription medication properly.

Ms. Jennifer Fugario

June 23, 2008

In the fourth quarter of 2007, Management made the decision to stop marketing Rex to traditional pharmacies and HMO's.  This decision was derived from the fact that while we still very much believe in the product and continue to see strong interest from pharmacists, doctors and patients, until Medicare and insurance companies begin to absorb the cost of the bottle for patients, it will be difficult to achieve profitability.  This decision will have little impact on Wizzard’s overall revenue going forward, as revenue from Rex was less than 1% of our total revenue in 2007.  We plan to continue to seek independent third party studies to present to Medicare and various insurance companies and work with legislators in several states that support legislation requiring pharmacies to carry assistive aid devices that help ensure patient safety.  We have received attention and various levels of support from members of Congress at the Federal and State levels in conjunction with the proposed legislation in Maryland, California and continue discussions with the states of Alabama, Colorado, Connecticut, Hawaii, Kentucky, Louisiana, Nebraska, Ohio, Tennessee, Texas, Virginia, Washington, and West Virginia.  We continue to believe in the Talking Prescription Bottle as the ability of the elderly and visually impaired to fully comprehend prescription medication instructions is as necessary as ever, and as new drugs are constantly introduced to the market and increasing medication combinations make following dosage instructions critical.

Ms. Jennifer Fugario

June 23, 2008

EXHIBIT B

Liquidity and Capital Resources.

2007 compared to 2006

Current assets at December 31, 2007 included $6,910,267 in cash and accounts receivable, an increase of $3,853,563, or 126%, from our cash and accounts receivable of $3,056,704 at December 31, 2006.  The increase is a result of closing a $7,500,000 7% Series A convertible Preferred Stock subscription agreement on July 6, 2007.

During fiscal 2007, our operating activities used net cash of $3,229,048, as compared to $1,430,431 in net cash used by operating activities during 2006.

In 2007, depreciation and amortization expense was $77,942, which was up from $71,956 in 2006. This increase was attributed to assets being added with the addition of our podcasting and home healthcare operations.

Net cash used in investing activities decreased to $531,563 in 2007, versus $71,956 in 2006.  During 2007, the Company paid $150,000 and an additional 12,946 in expenses to acquire the operations of Professional Nursing Personnel Pool and $350,000 to acquire Webmayhem, Inc.

In 2007, net cash provided by financing activities increased to $7,111,752, from $3,305,830 in 2006.  Cash of $677,319 was provided by the issuance of common stock in 2007, less the payment of offering costs of $0; in 2006, these figures were $1,205,656 and $0, respectively.  In 2007, we received $6,710,000 in net proceeds from the issuance of 7,500 shares of a $7,500,000 7% Series A convertible Preferred Stock, versus $2,375,000 in proceeds from convertible notes payable in 2006.

At December 31, 2007, the Company had working capital of $3,616,472, as compared to a working capital of $2,284,980 at December 31, 2006.  This increase in working capital is due to cash provided by Financing Activities.  Specifically, the $6,710,000 in proceeds received from the issuance of the Series A convertible Preferred Stock, and the increase in net cash of $677,319 obtained from the issuance of common stock.

2006 compared to 2005

Current assets at December 31, 2006 included $3,056,704 in cash and accounts receivable, an increase of $1,888,048 from our cash and accounts receivable of $1,168,656 at December 31, 2005.  The increase is a result of closing a $2,375,000, 5% convertible note subscription agreement on October 27, 2006.

During fiscal 2006, our operating activities used net cash of $1,430,431, as compared to $1,118,830 in net cash used by operating activities during 2005.

In 2006, depreciation and amortization expense was $71,956, which was up from $44,889 in 2005. This increase was attributed to a full year of depreciation for our Interim Healthcare of Wyoming subsidiary.

Ms. Jennifer Fugario

June 23, 2008

Net cash used in investing activities decreased to $59,608 in 2006, versus $496,581 in 2005.  During 2005, the Company paid $480,805 and issued 221,149 common shares to acquire Interim HealthCare of Wyoming, Inc.

In 2006, net cash provided by financing activities increased to $3,305,830, from $2,038,986 in 2005.  Cash of $1,205,656 was provided by the issuance of common stock in 2006, less the payment of offering costs of $0; in 2005, these figures were $682,918 and $8,433, respectively.  In 2006, we received $2,375,000 in proceeds from convertible notes payable versus $1,400,000 in 2005.

At December 31, 2006, the Company had working capital of $2,392,580, as compared to a working capital deficit of $303,800 at December 31, 2005.  This increase in working capital is due to cash provided by Financing Activities.  Specifically, the $2,375,000 in proceeds received from convertible notes payable, and the increase in net cash of $1,205,656 obtained from the issuance of common stock.

EXHIBIT B – (Continued)

The Company believes it is still in the early stages of the new and developing digital media publishing services, and estimates it will require approximately $350,000 per month to maintain current operations and grow our digital media business.

The following table reflects our contractual obligations as of December 31, 2007:

Contractual Obligations		Less than	1-3
	Total	1 Year	Years
Guaranteed Royalty	$280,000	$280,000	$-
Long-Term Obligations(1)	2,169,712	-	2,169,712
Capital Lease Obligations(2)	30,000	30,000	-
Total	$2,199,712	$30,000	$2,169,712

(1)

This represents the gross amount of long term notes payable held by three institutional investors.  The obligations are convertible into common stock at $2.00 per share.

(2)

Net of option to purchase equipment for $54,688

Ms. Jennifer Fugario

June 23, 2008

EXHIBIT C

WIZZARD SOFTWARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – ACQUISITION

On February 27, 2007, the Company acquired Webmayhem Inc.(d/b/a Liberated Syndication) pursuant to a plan of merger signed February 27, 2007.  The merger called for the Company to pay $350,000 and to issue 5,326,320 shares of “unregistered” and “restricted” shares of common stock valued at $16,298,539 for 100% of the outstanding stock of Webmayhem Inc.(d/b/a Liberated Syndication).  As part of the merger, the Company agreed to issue additional shares of common stock should Webmayhem achieve certain production and financial results.

Milestone 1 provided for the sellers to receive an additional 713,150 shares of common stock of the Company should Webmayhem obtain monthly podcast media files downloads greater than 66,546,810 and the number of unique IP addresses is at least 5,745,067 for two consecutive months from November 2007 to January 2008. As of December 31, 2007, the company recorded a liability $1,818,532 for Webmayhem attaining the milestone I based upon the closing market price of $2.55 at December 31, 2007.

Milestone 2 would include the sellers to receive an additional 2,281,580 shares of common stock of the Company should Webmayhem obtain gross revenue of at least $5,000,000 and EBITDA of at least $1,500,000 during their second year of operation measured from the closing date of the merger.

Milestone 3 would include the sellers to receive an additional 2,281,580 shares of common stock of the Company should Webmayhem obtain gross revenue of at least $15,000,000 and EBITDA of at least $5,000,000 during their third year of operation measured from the closing date of the merger.

On April 3, 2007, the Company acquired the operations of Professional Personnel Inc. (Professional Nursing Personnel Pool, “PNPP”) The Purchase Agreement called for the Company to pay $150,000 in cash and to issue 245,099 of unregistered and restricted shares of common stock valued at $625,000 for certain assets and liabilities of Professional Personnel Inc. The Company further paid $12,946 in cost associated with the acquisition.

Wizzard agreed to issue an additional 6,537 “unregistered” and “restricted” shares of its common stock for every $100,000 in gross sales revenues generated by PNPP’s operations relating to the acquired assets, to the extent that such revenues exceed $1,400,000, up to a maximum of $2,000,000, during the calendar year ended December 31, 2007 (the “Milestone Shares”). As of December 31, 2007, the company recorded a liability $100,016 for the additional 39,222 shares of restricted common stock (at a closing market price of $2.55) to be issued for PNPP attaining the milestone.

Wizzard further agreed to employ Professional Personnel’s current office team of six employees for a minimum of 90 days and to make available an additional $50,000 worth of stock to be issued to such employees on terms similar to the issuance of the Milestone Shares.   Under the milestone, eighty percent of the incentive is to be paid in stock.  As of December 31, 2007, the

Ms. Jennifer Fugario

June 23, 2008

company recorded a liability $31,295 for the additional 9,816 shares of restricted common stock (at a closing market price of $2.55) to be issued for PNPP attaining the milestone.

Ms. Jennifer Fugario

June 23, 2008

EXHIBIT C – (Continued)

WIZZARD SOFTWARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – ACQUISITION – continued

The following unaudited proforma information summarizes the estimated fair values of the assets acquired and the liabilities assumed:

	Webmayhem	PNPP
Cash	$23,795	$-
Accounts Receivable	80,335	75,013
Property Equipment	37,147	-
Accounts Payable	(385,919)	-
Accrued Liabilities	(24,588)	-
Deferred Revenue	(21,548)
Note Payable	(50,000)	(127,099)
Net liabilities assumed in excess of assets	(340,778)	(52,086)
Goodwill	16,991,648	837,700
Purchase price	$16,650,870	$785,614

The following unaudited proforma information summarizes the estimated results of operations as if the acquisitions had occurred at the beginning of the periods presented:

	For the Year Ended	For the Year Ended
	December 31, 2007	December 31, 2006
Net revenue	$5,813,323	$5,577,142
Cost of sales	4,057,167	4,015,453
Operating expenses	8,168,448	6,287,910
Other expense	(3,743,614)	(453,808)
Net loss	$(10,155,906)	$(5,180,029)
Dividends paid, warrants issued in connection with preferred stock, and intrinsic value of the beneficial conversion feature of preferred stock analogous to a dividend	(7,734,548)	-
Net loss available to common shareholders	(17,890,454)	(5,180,029)

Basic and diluted loss per common share	$(.43)	$(.13)

Basic and diluted weighted average common shares outstanding	42,067,450	38,788,513

Ms. Jennifer Fugario

June 23, 2008

Ms. Jennifer Fugario

June 23, 2008

EXHIBIT D

WIZZARD SOFTWARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - GOODWILL / DEFINITE-LIFE INTANGIBLES ASSETS

Intangible Assets - Definite-life intangible assets consist of website development cost, patents, trademarks, and trade secrets of the speech recognition software ActiveX Voice Tools, purchased in the acquisition of Speech Systems, Inc. The Company classifies its intangible assets as definite-life intangible assets and are fully amortized.

Goodwill - The following is a summary of goodwill:

	For the Years Ended December 31,
	2007	2006

Goodwill at beginning of period	$945,795	$896,570

Acquisition of Switchpod	-	249,170

Acquisition of Blastpodcast	-	40,500

Goodwill from acquisition of Webmayhem Inc.	18,810,180	-

Goodwill from acquisition of PNPP	969,011	-

Milestone payment in connection with the acquisition of Interim	-	49,225

Impairment of goodwill	-	(289,670)

Goodwill at end of period	$20,724,986	$945,795

On September 8, 2005, the Company recorded goodwill of $896,570 in connection with the acquisition of Interim HealthCare of Wyoming.  On December 31, 2006, the company recorded additional goodwill of $49,225 in connection with the Phase I Incentives.

On July 12, 2006, the Company recorded goodwill of $204,370 in connection with the purchase of the operations of Switchpod Technology.  The purchase price of $204,572 exceeded the $202 of cash acquired.  On December 31, 2006, the company recorded additional goodwill of $44,800 upon issuance of 20,000 shares of common stock. The goodwill was impaired during 2006

On September 8, 2006, the Company recorded goodwill of $40,500 in connection with the purchase of the operations of Blastpodcast Inc. The goodwill was impaired during 2006.

On March 1, 2007, the Company recorded goodwill of $16,991,648 in connection with the acquisition of Webmayhem Inc. as the assumption of liabilities exceeded assets by $340,778 plus

Ms. Jennifer Fugario

June 23, 2008

the purchase price of $16,650,870.  On December 31, 2007, the company recorded additional goodwill of $1,818,532 in connection with achieving certain productions results of Milestone I, in connection with contingent purchase consideration.

On April 3, 2007, the Company recorded goodwill of $837,700 in connection with the purchase of the operations of PNPP as the assumption of liabilities exceeded assets by $52,086 plus the purchase price of $785,614.  On December 31, 2007, the company recorded additional goodwill of $131,311 in connection with achieving certain financial results and meeting the contingent purchase price contingency.

Ms. Jennifer Fugario

June 23, 2008

EXHIBIT D – (Continued)

WIZZARD SOFTWARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - GOODWILL / DEFINITE-LIFE INTANGIBLES ASSETS – continued

Impairment - During 2007 and 2006, the Company performed its annual test of impairment of goodwill and intangible assets by comparing the net carrying value including goodwill of the assets with the present value of future cashflows. Fair value was estimated using the expected present value of discounted future cash flows of the businesses within Wizzard Software Corporation.  When making these estimates, we were required to make estimates of future operating trends and judgments on discount rates and other variables. Actual future results and other assumed variables could differ from those estimated.

The result of the annual impairment test for Interim Healthcare of Wyoming Inc. indicated that the carrying value of goodwill in 2007 did not exceed their implied fair value, and an impairment charge was not recorded in the consolidated statement of operations.

Also, the Company completed an analysis of the fair value of the business as it relates to the goodwill associated with the acquisition of Webmayhem Inc.  The analysis of the business enterprises fair value was performed as of October 1, 2007.  Based on the results of the application of the Comparable Transaction Method, no impairment of goodwill was recorded on the goodwill recorded in connection with the acquisition of Webmayhem Inc.

The result of the annual impairment test indicated that the carrying value in 2006 of $289,670 in goodwill exceeded their implied fair value, and an impairment charge was recorded in the consolidated statement of operations. The goodwill impaired for 2006 relates to the acquisitions of Switchpod Technology and Blastpodcast.